Exhibit 99.1

Panbela Therapeutics, Inc. to Acquire Cancer Prevention Pharmaceuticals, Inc.

●	Creates late-stage, diversified pipeline that uses a multi-targeted approach to reset dysregulated biology to address considerable unmet needs

●	Combined pipeline extends from pre-clinical to registration studies, with near-term clinical and regulatory milestones

●	Acquired lead asset will begin a fully-funded registration trial anticipated to start by year-end

MINNEAPOLIS -February 22, 2022- Panbela Therapeutics, Inc. (Nasdaq: PBLA), a clinical stage company developing disruptive therapeutics for the treatment of patients with cancer, today announced it has entered into a definitive agreement to acquire Cancer Prevention Pharmaceuticals, Inc. (“CPP”), a private clinical stage company developing therapeutics to reduce the risk and recurrence of cancer and rare diseases, for a combination of stock and future milestone payments.

Strategic Rationale and Benefits of the Transaction

The combined entity will have an expanded pipeline addressing an estimated aggregate $5 billion market opportunity for the areas of initial focus: familial adenomatous polyposis (FAP), first-line metastatic pancreatic cancer, neoadjuvant pancreatic cancer, colorectal cancer prevention and ovarian cancer. The combined development programs boast a steady cadence of catalysts with programs ranging from pre-clinical to registration studies, including CPP’s lead asset with a fully funded registration trial scheduled to begin this year. In addition, the transaction facilitates operational and commercial synergies, under the leadership of a highly experienced management team with a proven history of drug discovery, development, and commercialization expertise. “This transaction is an important step towards our goal of creating a diversified pipeline with an ability to hit multiple targets and thereby expanding the potential of the combined company,” said Jennifer K. Simpson, PhD, MSN, CRNP, President & Chief Executive Officer of Panbela. “The combined platforms will be better positioned to treat more patients. This transaction is a tremendous strategic fit and we feel creates robust stockholder value.”

CPP co-founder and CEO, Jeff Jacob, stated, “I strongly believe Panbela is the right choice to carry our efforts forward and continue the outstanding work our team has done to build our clinical stage orphan and oncology pipeline into what it is today and to continue the development of Flynpovi, our lead asset. Flynpovi, a combination of CPP-1X (eflornithine) and sulindac has a dual mechanism both inhibiting polyamine synthesis and increased polyamine export and catabolism. By leveraging the established infrastructure of Panbela, we expect to continue to expand our pipeline. After a full assessment of strategic alternatives, our Board of Directors believes the transactions signifies the best value opportunity for CPP stakeholders.”

CPP is developing therapeutics designed to reduce the risk of cancer and other diseases. In addition to the fully funded FAP registration trial scheduled to begin by year-end, a phase 3 trial in colon cancer survivors is currently underway and is sponsored by the Southwest Oncology Group (SWOG). Additionally, clinical trials in neuroblastoma, gastric cancer, and early-onset type-1 diabetes are underway in collaboration with various nonprofit groups.

Transaction Details

Under the terms of the agreement and plan of merger, the holders of CPP’s outstanding capital stock immediately prior to the merger will receive shares of common stock of Panbela upon closing of the mergers. On a pro forma and fully diluted basis, holders of Panbela common stock are expected to own approximately 59% of the post-merger holding company and holders of CPP securities, including converted indebtedness, are expected to beneficially own approximately 41% of post-merger holding company. CPP stockholders will be eligible to receive contingent payments totaling a maximum of $60 million from milestone and royalty payments associated with the potential approval and commercialization of the lead asset.

The proposed mergers have been unanimously approved by the boards of directors of each company and the stockholders of CPP. A closing is expected to occur by the second quarter of 2022, subject to approval of the issuance of securities in the transactions by Panbela’s stockholders, and satisfaction of other customary closing conditions.

Additional Information

The combined company will be led by Jennifer Simpson, Chief Executive Officer of Panbela and will remain headquartered in Waconia, Minnesota. The board of the combined company is expected to optimize the value of this transaction and beyond and will include at least two members initially designated by CPP, CPP Chief Executive Officer, Jeff Jacob, and CPP Director, Dan Donovan.

Canaccord Genuity LLC is acting as the exclusive financial advisor to Panbela, and Faegre Drinker Biddle & Reath LLP is acting as its legal counsel. The Sage Group is acting as the exclusive financial advisor to CPP, and Blank Rome LLP is acting as its legal counsel.

About: SBP-101
SBP-101 is a proprietary polyamine analogue designed to induce polyamine metabolic inhibition (PMI) by exploiting an observed high affinity of the compound for pancreatic ductal adenocarcinoma and other tumors. The molecule has shown signals of tumor growth inhibition in clinical studies of US and Australian metastatic pancreatic cancer patients, demonstrating a median overall survival (OS) of 12.0 months which is not yet final, and an objective response rate (ORR) of 48%, both exceeding what is seen typically with the standard of care of gemcitabine + nab-paclitaxel suggesting potential complementary activity with the existing FDA-approved standard chemotherapy regimen. In data evaluated from clinical studies to date, SBP-101 has not shown exacerbation of bone marrow suppression and peripheral neuropathy, which can be chemotherapy-related adverse events. Serious visual adverse events have been evaluated and patients with a history of retinopathy or at risk of retinal detachment will be excluded from future SBP-101 studies. The safety data and PMI profile observed in the current Panbela sponsored clinical trial provides support for continued evaluation of SBP-101 in a randomized clinical trial. For more information, please visit https://clinicaltrials.gov/ct2/show/NCT03412799 .

About Panbela
Panbela Therapeutics, Inc. is a clinical-stage biopharmaceutical company developing disruptive therapeutics for patients with urgent unmet medical needs. The company’s initial product candidate, SBP-101, is for the treatment of patients with metastatic pancreatic ductal adenocarcinoma, the most common type of pancreatic cancer. Panbela Therapeutics, Inc. is dedicated to treating patients with pancreatic cancer, ovarian, and exploring SBP-101’s potential for efficacy in combination with other agents in other cancer indications. Further information can be found at www.panbela.com. Panbela Therapeutics, Inc. common stock is listed on The Nasdaq Stock Market LLC under the symbol PBLA.

Additional Information and Where to Find It; Participants in the Solicitation
In connection with the proposed transactions, Panbela intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a proxy statement. Following the filing of the definitive proxy statement with the SEC, Panbela will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the meeting relating to the proposed issuance of securities pursuant to the transactions. The proxy statement, any other relevant documents, and all other materials filed with the SEC concerning Panbela are (or, when filed, will be) available free of charge at http://www.sec.gov and https://panbela.com/investor-relations. Stockholders should read carefully the proxy statement and any other relevant documents that Panbela with the SEC when they become available before making any voting decision because they will contain important information.

This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. Panbela’s directors and executive officers are deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the issuance of securities in the proposed transactions. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2020, and its definitive proxy statement for the annual meeting held on May 25, 2021, which were filed with the SEC on March 25, 2021, and April 15, 2021, respectively. To the extent Panbela’s directors and executive officers or their holdings of Panbela securities have changed from the amounts disclosed in those filings, to Panbela’s knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at https://panbela.com/investor-relations.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “believe,” “expect,” “feel,” “intend,” “may,” “plan,” and “scheduled.” All statements other than statements of historical fact are statements that should be deemed forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially and adversely from the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) failure of our stockholders to approve the issuance of shares contemplated by the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, and (d) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent Panbela from specifically enforcing CPP’s obligations under the merger agreement or recovering damages for any breach; (ii) approval of the combined company’s application to list its shares on Nasdaq; (iii) no assurance that future developments affecting CPP will occur as anticipated; (iv) the effects that any termination of the merger agreement may have on Panbela or its business, including risk that the price of Panbela common stock may decline significantly if the mergers are not completed; (v) the effects that the announcement or pendency of the mergers may have on Panbela and its operations, including the risks that as a result (a) operating results or stock price of Panbela may suffer, (b) its current plans and operations may be disrupted, (c) the ability of Panbela to retain or recruit key employees may be adversely affected, (d) its business relationships (including, clinicians, CROs and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (vi) the effect of limitations that the merger agreement places on Panbela’s ability to operate its business or engage in other transactions during the pendency of the transaction; (vii) the nature, cost and outcome of future litigation and other legal proceedings, including any such proceedings relating to the transactions and instituted against Panbela and others; (viii) the risk that the transaction may involve unexpected costs, liabilities or delays; (ix) other economic, business, competitive, legal, regulatory, and/or tax factors; ( x ) our ability and the combined company’s ability to obtain additional funding to complete clinical trials; (ii) progress and success of our Phase 1 clinical trial; (iii) the impact of the current COVID-19 pandemic on our ability to complete monitoring and reporting in our current clinical trial and procure the active ingredient; (iv) our ability to demonstrate the safety and effectiveness of our SBP-101 product candidate (v) our ability to obtain regulatory approvals for our SBP-101 product candidate in the United States, the European Union or other international markets; (vi) the market acceptance and level of future sales of our SBP-101 product candidate; (vii) the cost and delays in product development that may result from changes in regulatory oversight applicable to our SBP-101 product candidate; (viii) the rate of progress in establishing reimbursement arrangements with third-party payors; (ix) the effect of competing technological and market developments; (x) the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and (xi) such other factors as discussed in Part I, Item 1A under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, any additional risks presented in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Any forward-looking statement made by us in this press release is based on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement or reasons why actual results would differ from those anticipated in any such forward-looking statement, whether written or oral, whether as a result of new information, future developments or otherwise.

Contact Information:

Investors:
James Carbonara
Hayden IR
(646) 755-7412
james@haydenir.com

Media:
Tammy Groene
Panbela Therapeutics, Inc.
(952) 479-1196 ext. 170
IR@panbela.com